August 4, 2005



Mr. P. Mark Stark
Chief Financial Officer
The Exploration Company of Delaware, Inc.
500 North Loop 1604 East, Suite 250
San Antonio, Texas  78232


	Re:	The Exploration Company of Delaware, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 16, 2005
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
      Filed May 10, 2005
      Response Letter Dated July 25, 2005
		File No. 0-09120


Dear Mr. Stark:

      We have reviewed your response letter and have the following comment. Please provide a written response to our comment.
Please
be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note A - Summary of Significant Accounting Policies, page F-7

Oil and Gas Properties, page F-7

1. We have reviewed your response to prior comment number 11.
Please
address each of the following:

* Please explain how you account for 3-D seismic costs subsequent to the time that they are initially capitalized.

* Please explain in greater detail how this data is used at your production wells, development wells and exploration wells.

* Please clarify how you have defined a development well.

* Please clarify whether or not the 3-D seismic data relates to or covers areas with unproved acreage.

We may have further comment.

Closing Comments

       Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

      You may contact Regina Balderas, Staff Accountant, at (202)
551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-
3683
with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief

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Mr. P. Mark Stark
The Exploration Company of Delaware, Inc.
August 4, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
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